                 Filed by the Board of Trade of the City of Chicago, Inc. (CBOT) Subject Company - Board of Trade of the City of Chicago, Inc. Pursuant to Rule 425 under the Securities Act of 1933
                 File No. 132-01854

                                    * * * *

The following letter and attachment thereto were distributed to CBOT members and membership interest holders on September 11, 2000.


September 8, 2000


Re:     E-Marketplace Competitive Threats for CBOT Product Sectors


Dear Fellow Member:

Upon my request, the staff has prepared the following summary and current listing of e-marketplaces that may be potential competitors for the CBOT's products, as well as their underlying cash markets.

This competitive environment highlights the fact that time was of the essence to launch the a/c/e platform. Timing will be just as critical in bringing about a streamlined business governance, and at the same time distributing equity to the CBOT members.

If you have any thoughts or questions, please do not hesitate to contact me.

                                                Sincerely,


                                                Michael P. Ryan



We urge CBOT members and membership interest holders to read the Registration Statement on Form S-4, including the proxy statement/prospectus contained within the Registration Statement, regarding the CBOT restructuring referred to herein or in connection herewith, when it becomes available, as well as the other documents that the CBOT has filed or will file with the Securities and Exchange Commission, because they contain or will contain important information. CBOT members and membership interest holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the CBOT at the Commission's web site at www.sec.gov, or from the CBOT by directing such request in writing or by telephone to: Board of Trade of the City of Chicago, Inc., 141 W. Jackson Blvd., Chicago, Illinois 60604-2994, Attention:
Office of the Secretary, Telephone: (312) 435-3605, or Facsimile: (312) 347-3827. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended

Re:     E-Marketplace Competitive Threats for CBOT Product Sectors

It is important to note that it appears that all asset classes (equity, bond, commodity, etc.) primary and secondary markets have e-initiatives underway. Many believe that the derivatives industry will get significant competitive threats from cash market players' e-marketplace initiatives. That is, the primary market incumbents, most of whom are our customers, will offer futures similar to the BrokerTec model at sometime in the future.

The goal is an integrated "one-stop" electronic customer transaction experience with primary market transactions and risk management at one site. Electronic basis trading, in which offsetting cash and derivatives transactions are concluded simultaneously, will be offered. The current competitive landscape may indicate that there will be an upcoming clash of business models as derivative exchanges offer electronic cash market products and the cash e-marketplace sites offer futures.

The end result may be consolidation and formation of strategic partnerships, between exchanges and the major cash market e-marketplace order providers, information content providers, commerce service providers, and infrastructure providers.

FIXED-INCOME SITES

*  ALL FIXED-INCOME SECURITIES

SITE                                        WEB ADDRESS                      OWNERS                                 PRODUCTS
-------------------------------------  ---------------------  ------------------------------------  --------------------------------
-  BondBook                            www.bondbook.com       -  Goldman Sachs, Merrill Lynch,       -  Investment-grade Corp. Bonds
                                                                 Morgan Stanley Dean Witter,            High-yield Corp. Bonds
                                                                 Salomon Smith Barney,  &               Municipal Bonds
                                                                 Broadcort, Inc. (clearing)

-  BondConnect                         www.bondconnect.com    -  State Street Corp.                 -  Corporate Debt
                                                                 Boston Stock Exchange                 Government Debt
                                                                 Bridge                                Agencies
                                                                                                       Mortgage-backed Securities
                                                                                                       Asset-backed Securities


-  BondDesk                            www.bonddesk.com       -  Bear Stearns                       -  Treasuries
                                                                 (BondDesk's broker-dealer             Corporates
                                                                 subsidiaries, BondDesk Trading and    Agencies
                                                                 MuniGroup are responsible for         Convertibles
                                                                 operating the platform.)              CDs
                                                                                                       Municipal Bonds
                                                                                                       E-syndicate for New Issues




-  Bond Hub                            www.bondhub.com        Pending completion of the Broker/Dealer application process.

-  BondLink                            www.tradingedge.com    -  Owner:  Trading Edge,              -  Products:  High-yield
                                                                 Inc.                                  Securities

                                                              -  Investors:  Brentwood              -  Future Products:
                                                                 Venture Capital, Media                Secondary Markets
                                                                 Technology Ventures,                  Emerging Markets
                                                                 and Technology                        Municipal Bonds
                                                                 Crossover Ventures.


-  Bond Net                            www.bondnet.com        -  The Bank of New York               -  US Fixed-Income Securities
                                                                                                       Treasury
                                                                                                       Agency
                                                                                                       US Corporate
                                                                                                       Yankee Bonds
                                                                                                       Supranational Bonds


-  BrokerTec                           www.brokertec.com      -  ABN Amro,                          -  Repurchase Agreements
   Broker tec Europe                                             Banco Santander,                      Credit Products
                                                                 Barclays Capital,                     Interest rate Swaps
                                                                 Credit Suisse First Boston,           Derivatives
                                                                 Deutsche Bank Securities,
                                                                 Dresdner Bank,
                                                                 Goldman Sachs, Lehman Brothers,
                                                                 Merrill Lynch, Morgan Stanley Dean
                                                                 Witter, Salomon Smith Barney, and
                                                                 Warburg Dillon Read.

-  BuySideDirect                       www.buysidedirect.com  -  Intelligent Markets, Inc.          -  Convertible Bonds (outright
                                                                 (private, venture-backed technology   and swap orders)
                                                                 company - Oak Hill Venture Partners
                                                                 is the lead investor.)

-  e-Speed                             www.espeed.com         -  Cantor & Fitzgerald                -  US Treasury Bills & Bonds

                                                                                                    -  European Bonds &
                                                                                                       Interest Rate Swaps
                                                                                                       Emerging Markets

                                                                                                    -  Global Futures
                                                                                                       OTC Bond Options
                                                                                                       Emerging Markets
                                                                                                       Commodities

-  Eurex Bonds                         www.eurexchange.com    -  Joint venture with                 -  Products:
                                                                 Eurex Owning 70                       German government bonds
                                                                 percent and a
                                                                 consortium of 10                      Basis trades, in which
                                                                 international                         offsetting cash and
                                                                 investment banks                      derivatives transactions are
                                                                 owning 30 percent.                    concluded simultaneously

                                                                                                       Straight Cash-Market
                                                                                                       transactions

                                                                                                    -  Future Products:
                                                                                                       US Treasuries to Corporate
                                                                                                       Bonds.

-  Garban-Intercapital                 www.icap.com           -  Garban-Intercapital and private    -  Bonds
                                                                 investors.                            Commodities
                                                                                                       Currency Options
                                                                                                       Derivatives
                                                                                                       FX forward, options, & spots.
                                                                                                       Futures
                                                                                                       Options
                                                                                                       Repos
                                                                                                       Securities Execution


-  LibertyDirect                       www.libdirect.com      -  Tullett & Tokyo Liberty, PLC,      -  All US Treasury Securities
                                                                 with executions through Liberty       Bills
                                                                 Brokerage, Inc.                       Notes
                                                                                                       Bonds
                                                                                                       WI's
                                                                                                       Swaps
                                                                                                       Rolls
                                                                                                       Basis
                                                                                                       Repo



-  Market Axess                        www.marketaxess.com    -  ABN Amro, Bear                     -  US High-grade Corp Bonds
                                                                 Stearns Chase                         US High-yield Corp Bonds
                                                                 Manhattan, Deutsche                   US Municipal Bonds
                                                                 Bank Securities,                      US Agency
                                                                 J.P. Morgan & Co., Inc.,              Emerging Markets
                                                                 and UBS Warburg.                      Eurobond
                                                                                                       Pfandbriefe trading,
                                                                                                       inventory, & new issues.


-  MuniAuction                         www.muniauction.com    -  Grant Street Securities            -  Primary Fixed-income
                                                                                                       Securities
                                                                                                       Secondary Market Auctions
                                                                                                       of Bonds


-  OpenBook                            www.openbook.com       -  WR Hambrecht & Co.                 -  High-yield Bonds
                                                                                                       Convertible Bonds
                                                                                                       Municipal Bonds


-  Tradebonds                          www.tradebonds.com     -  Finacorp Securities in             -  Treasury
                                                                 partnership with                      CMO's
                                                                 Stone & McCarthy Research             Municipal
                                                                 Associates.                           Zero Coupons
                                                                                                       Corporates
                                                                                                       CDs

-  TradeWeb                            www.tradeweb.com       -  Bear Stearns                       -  Bills
                                                                                                       Notes
                                                                                                       Bonds
                                                                                                       Strip


-    CORPORATE BONDS ONLY

-  LIMITrade                           www.limitrader.com     -  Owner:  LIMITrader Securities,     -  High-yield Corporate Bonds
                                                                 Inc.                                  High-grade Bonds & New Issues
                                                                                                       Issues
                                                              -  Investors:  Sanford R.
                                                                 "Sandy"Robertson,                     Joint Venture for Euro
                                                                 founder of San                        Bank Papers and Asset-
                                                                 Francisco-based                       backed Securities
                                                                 investment banking
                                                                 firm Robertson,
                                                                 Stephens & Company,
                                                                 LLC, First Call
                                                                 Corporation founder
                                                                 Jeffrey P. Parker,
                                                                 SOFTBANK Technology
                                                                 Ventures, and Zerp
                                                                 Stage Capital Co.



-    MORTGAGE-BACKED SECURITIES

-  VisibleMarkets                      www.visiblemarkets.com -  Brian Robertson, CEO               -  Mortgage-backed & Asset
                                                                 Sam Choi, COO                         backed Securities
                                                                                                       Corporate Bonds

-    MUNICIPAL BONDS ONLY

-  eBondTrade                           www.ebondtrade.com    -  Chuck Gruye                        -  Investment-grade Municipal
                                                                                                       Bonds

-  MuniAuction                         www.muniauction.com    -  Grant Street Securities            -  Primary Fixed-income
                                                                                                       Securities
                                                                                                       Secondary Market Auctions
                                                                                                       of  Bonds

-  MuniGroup                           www.munigroup.com      -  Goldman Sachs Group, Inc.,         -  Municipal Bonds
                                                                 Inc., BondDesk.com
                                                                 LLC, Susquehanna
                                                                 Partners, GP, Paine
                                                                 Webber Group, Inc.,
                                                                 and Bear Stearns & Co.

-  TheMuniCenter                       www.themunicenter.com  -  Merrill Lynch,                     -  Municipal Securities
                                                                 Morgan Stanley,
                                                                 Salomon Smith Barney,
                                                                 and Chapdelaine
                                                                 Electronic Brokerage.


EMERGING MARKETS

SITE                                   WEB ADDRESS            OWNERS                                PRODUCTS
----                                   -----------            ------                                --------
-  Apogean                             www.apogean.net/       -  Robert Hedges, CEO                 -  Fixed-income Securities
                                                                 Michael Campbell, CTO                 (All listed on the Emerging
                                                                                                       Markets Clearing Corp. site)
                                                                                                       www.e-m-c-c.com

FX

SITE                                   WEB ADDRESS            OWNERS                                PRODUCTS
----                                   -----------            ------                                --------
-  Atriax                              Not available.         -  Citigroup, Inc.,                   -  Foreign-exchange Services
                                                                 Chase Manhattan
                                                                 Corp., Deutsche Bank
                                                                 AG, and Reuters
                                                                 Group, PLC.

-  CFOWeb                                www.cfoweb.com       -  Harpal Sandhu, CEO                 -  FX Spot
                                                                 Bill Clark, VP                        FX Forward
                                                                                                       FX European Option
                                                                                                       Interest Rate Swaps
                                                                                                       Caps/Floors
                                                                                                       FRA's
                                                                                                       Fixed Rate Deposits

-  Coredeal                            www.isma.org           -  ISMA and 13 investment banks and   -  The plan is to have 6,000
                                                                 security houses.                      international securities
                                                                                                       eligible for trading, with
                                                                                                       about 8% of that in
                                                                                                       government bonds.  The
                                                                                                       focus is on corporate
                                                                                                       bonds.

-  Currenex                            www.currenex.com       -  TH Lee Putnam Internet Partners,   -  Spot Transactions
                                                                 Partners, WR                          Outright Forwards
                                                                 Hambrecht & Co., and                  Even/uneven Forward
                                                                 funds affiliated with                 Swaps
                                                                 donaldson, Lufkin &                   Options
                                                                 Jenrette, Inc.

-  FXAll                               www.fxall.com          -  Bank of America,                   -  FX Spot
                                                                 The Bank of Tokyo                     FX Forward
                                                                 Mitsubishi, BNP
                                                                 Paribas, Credit Suisse
                                                                 First Boston, Dresdner
                                                                 Kleinwort Benson,
                                                                 Goldman Sachs, HSBC,
                                                                 J.P. Morgan, Morgan
                                                                 Stanley Dean Witter,
                                                                 Royal Bank of Canada,
                                                                 The Royal Bank of
                                                                 Scotland, UBS
                                                                 Warburg, & Westpac
                                                                 Banking Corporation.

-  FX Connect                          www.fxconnect.com      -  State Street Corp.                 -  FX Spot
                                                                                                       FX Forward


-  Matchbook FX                        www.matchbookFX.com    -  Joint effort - Valhalla           -  Foreign Currency
                                                                 Forex, NexTrade ECN,
                                                                 and
                                                                 GlobalNetFinancial.com

SWAPS

SITE                                   WEB ADDRESS            OWNERS                                PRODUCTS
----                                   -----------            ------                                --------
-  BrentBroker                         www.brentbroker.com    -  David Salomon (CEO),               -  Physical Crudes
                                                                 Stephen Hendel and                    Crude Swaps
                                                                 Stephen Semlitz (Hess                 Calendar Spread Swaps
                                                                 Energy Trading Co.),                  Product Swaps
                                                                 and Vincent Viola

-  BuySideDirect                       www.buysidedirect.com  -  Intelligent Markets, Inc.          -  Convertible Bonds (outright
                                                                 (private, venture-                    and swap orders)
                                                                 backed technology
                                                                 company - Oak Hill
                                                                 Venture Partners is the
                                                                 lead investor.)

-  Derivatives Net, Inc.               www.derivativenet.com  -  Raymond May and Shawn Dorsch       -  Interest Rate Swaps
   (Blackbird)                                                   and Shawn Dorsch (former              Interest Rate Basis Swaps
                                                                 J.P. Morgan swaps                     Forward Rate Agreements
                                                                 traders

-  LibertyDirect                       www.libdirect.com      -  Tullett & Tokyo Liberty, PLC,      -  All US Treasury Securities
                                                                 PLC with executions through Liberty   Bills
                                                                 through Liberty Brokerage, Inc.       Notes
                                                                 Brokerage, Inc.                       Bonds
                                                                                                       WI's
                                                                                                       Swaps
                                                                                                       Rolls
                                                                                                       Basis
                                                                                                       Repo

-  SwapsWire                           www.swapswire.com      -  BNP Paribas, Chase Manhattan,      -  US$ and Euro interest rate
                                                                 Chase Manhattan, Citigroup            swaps
                                                                 Credit Suisse First
                                                                 Boston, Deutsche
                                                                 Bank, Goldman Sachs,
                                                                 J.P. Morgan, Merrill
                                                                 Lynch, Morgan Stanley,
                                                                 UBS Warburg.


FUTURES EXCHANGES' E-MARKETPLACES

SITE                                   WEB ADDRESS            OWNERS                                  PRODUCTS
----                                   -----------            ------                                  --------
-  BTEX (BrokerTec)                    www.brokertec.com      -  BTEX, an affiliate of                -  Futures (block trades,
                                                                 BrokerTec Global, LLC,                  exchanges of futures for
                                                                 which includes 12 of                    physicals, and exchanges of
                                                                 the world's largest debt                futures for swaps.)
                                                                 and capital markets
                                                                 dealers as its
                                                                 shareholders.

-  CME                                 www.cme.com            -  CME                                  -  TBD

-  eNYMEX                              www.enymex.com         -  eNYMEX in alliance                   -  Swaps contracts in oil,
                                                                 with Andersen                           petroleum, natural gas, and
                                                                 Consulting.                             electricity, with some spot
                                                                                                         cash market products.

-  FutureCom Exchange                  www.futurecom.org      -  Texas Limited                        -  Live cattle and options.
                                                                 Partnership

-  LIFFE.com                           www.liffe.com          -  LIFFE and UK private investors.      -  STIRS
   LIFFE CONNECT                                                                                         Bonds
                                                                                                         Swaps
                                                                                                         Equities
                                                                                                         Financial Options

-  NYBOT                               www.nybot.com          -  New York Board of                    -  TBD
                                                                 Trade

OPTIONS ELECTRONIC EXCHANGE

SITE                                   WEB ADDRESS            OWNERS                                  PRODUCTS
----                                   -----------            ------                                  --------

-  International                       www.iseoption.com      -  Bill Porter & Marty Averbuch         -  Options
   Securities Exchange
   (ISE)


NON-FINANCIAL (AGS) E-MARKETPLACES

-  GRAIN

SITE                                   WEB ADDRESS            OWNERS                                  PRODUCTS
----                                   -----------            ------                                  --------

-  Rooster.com                         www.rooster.com        -  Cargill,                             -  Grains
                                                                 Cenex Harvest States
                                                                 Cooperative, and
                                                                 DuPont.

-  AgEx                                www.agex.com           -  Royce Nicolaison &                   -  Almonds
                                                                 Brian Tormey                            Walnuts
                                                                                                         Rice

-  AgriPlace                           www.agriplace.com      -  Verida Internet Corporation          -  Grains
                                                                                                         Inputs

-  CyberCrop                           www.cybercrop.com      -  Internet Capital Group               -  Corn
                                                                                                         Wheat
                                                                                                         Soybeans


-  e-markets                           www.e-markets.com      -  Private Ownership.                   -  Secure Bid Exchange
                                                                                                         Cash Grain Exchange


-  Internet Commodity                  www.icecorp.com        -  Private Ownership.                   -  Grain & Feed Commodities
   Exchange (ICE)

-    LIVESTOCK

SITE                                   WEB ADDRESS               OWNERS                               PRODUCTS
----                                   -----------               ------                               --------
-  Emerge Interactive                  www.emergeinteractive.com -  Backers:                          -  CattleInfoNet
                                      -------------------------     Safeguard Scientifics,
                                                                    Internet Capital Group, and XL
                                                                               Vision.

-  Farms.com                          www.farms.com              -  Merger between                    -  Farm Inputs
                                                                    farms.com &                          Cattle, Hogs, & Poultry.
                                                                    eHARVEST.com.

-  POULTRY

SITE                                   WEB ADDRESS            OWNERS                                  PRODUCTS
----                                   -----------            ------                                  --------

-  Cargill, Inc. and a                     TBD                -  IBP, Inc., Cargill Inc.,             -  Meat Products
   Consortium.                                                   Smithfield Foods, Inc.,                 Poultry Products
   (Name of online                                               and Farmland                            Service and Information
   exchange TBD)                                                 Industries, Inc.


AG PRODUCTS & SERVICES

SITE                                   WEB ADDRESS            OWNERS                                  PRODUCTS
----                                   -----------            ------                                  --------

-  TheAgZone                           www.theagzone.com      -  TAZ Group                            -  Ag Products

-  XSAg                                www.xsag.com           -  XS, Inc.                             -  Ag Input Products
                                                                                                         (Chemicals, Seed, and
                                                                                                         Fertilizer.)


ENERGY

SITE                                   WEB ADDRESS            OWNERS                                  PRODUCTS
----                                   -----------            ------                                  --------

-  Altra e2                            www.altra.com          -  Williams of Tulsa and                -  Natural Gas
   commerce                                                      Duke Energy of                          Crude Oil
                                                                 Houston.                                Wholesale Electricity

-  BrentBroker                         www.brentbroker.com    -  David Salomon (CEO),                 -  Physical Crudes
                                                                 Stephen Hendel and                      Crude Swaps
                                                                 Stephen Semlitz (Hess                   Calendar Spread Swaps
                                                                 Energy Trading Co.),                    Product Swaps
                                                                 and Voncent Viola

-  Enermetrix Exchange                 www.enermetrix.com     -  Private Ownership.                   -  No product list available
                                                                                                         on site

-  EnronOnline                         www.enrononline.com    -  Enron, publicly owned, with a        -  Natural Gas
                                                                 private list of investors.              Power
                                                                                                         Crude Oil
                                                                                                         Refined Products
                                                                                                         Liquefied Petroleum Gases
                                                                                                         Petrochemical
                                                                                                         Coal
                                                                                                         Plastics
                                                                                                         Emissions Allowances
                                                                                                         Pulp
                                                                                                         Paper
                                                                                                         Weather Derivatives
                                                                                                         Bandwidth
                                                                                                         Metals

-  HoustonStreet Exchange              www.houstonstreet.com  -  Exchange-majority is                 -  Wholesale Electricity
                                                                 owned by BayCorp                        Crude Oil
                                                                 Holdings.                               Refined Products

-  Intercontinental Exchange  www.intercontinentalexchange.com - Morgan Stanley Dean                  -  Petroleum
                                                                 Witter, BP Amoco,                       Precious Metals-based
                                                                 Deutsche Bank,                          Products
                                                                 Goldman Sachs, Royal                    Global Natural Gas
                                                                 Dutch/Shell Group                       Electrical Power
                                                                 Societe Generale, and                   Base Metals
                                                                 the Totalfina Elf Group



-  Pantellos                           www.pantellos.com      -  American Electric                    -  Electric
                                                                 Power, Cinergy,                         Natural Gas
                                                                 Consolidated Edison,                    Natural Gas Pipeline
                                                                 Inc., Duke Energy,
                                                                 Edison International,
                                                                 Entergy, FirstEnergy,
                                                                 Corp., FPL Group,
                                                                 PG&E Corp., Public
                                                                 Service Enterprise
                                                                 Group, Reliant Energy,
                                                                 Sempra Energy,
                                                                 Southern Company,
                                                                 TXU, and Unicaom.  New
                                                                 participants: Carolina
                                                                 Poeor & Light, DTE
                                                                 Energy, Dominion
                                                                 Resources, El Paso
                                                                 Energy, GPU, Inc., and
                                                                 Generation.


METALS

SITE                                   WEB ADDRESS            OWNERS                                  PRODUCTS
----                                   -----------            ------                                  --------

-  Deutsche Borse                      TBD                    -  Partner ship between Deutsche        -  Non-ferrous Metals
   & EMETRA                                                      Deutsche Borse and
   (Name of the                                                  EMETRA.
   exchange TBD)

-  EnronOnline                         www.enrononline.com    -  Enron, publicly owned,               -  Natural Gas & Crude Oil
                                                                 with a private list of                  Power
                                                                 investors.                              Refined Products
                                                                                                         Liquefied Petroleum Gases
                                                                                                         Petrochemical
                                                                                                         Coal
                                                                                                         Plastics
                                                                                                         Emissions Allowances
                                                                                                         Pulp
                                                                                                         Paper
                                                                                                         Weather Derivatives
                                                                                                         Bandwidth
                                                                                                         Metals

-  e-STEEL                             www.e-steel.com        -  Michael S. Levin, CEO                -  Prime & Non-prime
                                                                 and founder of e-STEEL                  Products

-  Intercontinental Exchange  www.intercontinentalexchange.com  - Morgan Stanley Dean                 -  Petroleum
   Exchange                                                       Witter, BP Amoco,                      Precious metals-based
                                                                  Deutsche Bank,                         products
                                                                  Goldman Sachs, Royal                   Global natural gas
                                                                  Dutch/Shell Group,                     Electrical Power
                                                                  Societe Generale, and                  Base Metals
                                                                  the Totalfina Elf Group



                                  *  *  *  *

The following is the text of a presentation delivered on May 31, 2000 and is currently available at the Office of the Secretary of the CBOT.


Thank you Tom. Good afternoon and I say thanks to all of you for taking the time to come and listen. It is my pleasure to meet with FIA's Chicago Division to discuss the Board of Trade's initiatives and particularly its historic restructuring proposal.

With more than 152 years of operations, the Board of Trade is clearly a leader in the global derivatives markets. It has more than a 40% U.S. market share and as such it continues to be one of the worlds foremost derivatives exchanges. With an 18% share of the globally listed derivatives markets the Board of Trade is one of the strongest and most reliable brand names in the industry. I have always felt that one of the Board of Trade's strongest attributes has been its brand name. As I have traveled the worldwide it is known everywhere. I am committed to work with the Board of Directors, the Members and the Senior Management team to utilize this strength as we move through our restructuring initiative, which I will discuss shortly. However insuring our success has become increasingly challenging in the face of global change. A number of factors; 1) technology innovations. You all are aware of technology changes indeed the things that were unique 18 months ago are common place today and probably 18 months from now will no longer be utilized. We are all aware that a mutual or cooperative govern structure is no longer one that works for fast paced competitive environment changes must be made now and they must be made quickly and they must be made in response to other initiatives. And we face formable competition. The potential electronic competitors they include as we all know Cantor, which as introduced an electronic trading platform for futures. It is true volume may be negligible but they are a serious competitive force and many of you know of their number of their new initiatives to increase their activity. Over-the-counter markets they have grown over 2,500% in the last ten years. BrokerTec another formable competitor are backed by fourteen of the largest U.S. and European investment banks and many of those backers are indeed our members, individuals who supply a large share of the Board of Trade's fees and volume. Since the mid 1990's open out cry volume worldwide has declined about 8% and electronic trading has grown by about 24%. Based on industry trends outside of the US electronic trading is expected to account for virtually all of the overseas trading in the near future.

Now at first glance what I have described may look bad. But the Chicago Board of Trade has thrived for over 150 years. And we have been successful for all of these years. Because one we have the most liquid markets created by the best local traders. Let me emphasize that. I think one of the greatest assets for Chicago Board of Trade and indeed for the American markets is its natural resource of traders. It's individuals, its thousands of individuals who have come to the floor and make markets and trade day in and day out. We have price transparency with daily mark-to-market. And the Board of Trade is unique and has an advantage, and I must say this because our trades are cleared by a Triple-A clearinghouse. Just has we have changed with the introduction of financial futures a few years ago. The Board of Trade is prepared to do what it must meet and beat the competition. I assure you of that. Chairman Brennan said it best in an interview with the Tribune a few weeks ago. He said "We've made a lot of progress, but we still have a lot to do. It is not always easy. It is not always pretty. Change is difficult for some people." Change is difficult, we all know that from our personal experiences and the organizations with which we are associated. But it must be done and I assure the Board of Trade will do it. What have we done so far? Eurex, a premiere electronic trading platform. The Board of Trade has developed an alliance with Eurex whereby it will offer its products effectively on the same screen in major financial markets around the world. It will utilize the electronic German Swiss platform, which has a very reliable and advanced trading platform. We focus on launching it later this year. We have signed up all of our current; we have signed up not all but our major 85 of our major member firms to the new system. We are using technology to enhance the Board of Trade's open outcry markets. We are moving towards a paperless trading floor. We have orders sent via the computer sent straight to the pit. We have traders utilizing hand held devices in the pit. Now I know some of you said well we have heard of these electronic enhancements on the floor in the past but what does it really mean? Let me share with you a few numbers. In the year-to-date we have filled over 478,000 orders via the electronic order routing that compared to 210,000 orders in all of 1999. Over 50% of our FMC's use our electronic order routing technology. Broker's use electronic clerks have filled 30% of Ag orders an increase of about 20% from just January. And an increase of about 30% of our financial orders are now filled from January of this year. We have over 300 order routing devices being used, 100 are used on any average day. We continue to have success with this effort and will continue to focus our energies on making open outcry markets more efficient. Eurex and electronic order routing are important initiatives and they are ones we are committed to on behalf of our members and our customers. But when you look at the big picture, you really see an industry that is evolving. If the Board of Trade is going to stay ahead of the competition than we must run the Board of Trade more like a business. We must focus on restructuring.

Let me share a little background about restructuring. The Board of Trade has been working on this effort for well over a year. Chairman Brennan, following his election established a restructuring task force. That task force considered and reviewed numerous alternatives evaluated them, talked to other exchanges worldwide. This resulted in a decision by the Board of Directors in January to demutualize. What does the plan do? It creates two for profit companies. One's primary focus is on open outcry. And the other on electronic trading. The current members will have stock in each company. The first company will retain the open outcry platform of trading with the electronic enhancements that I have mentioned and will be a closely held for profit company. The second company will established an electronic capability primarily utilizing the Eurex platform as we transition from Project A today's Board of Trade electronic trading system. This company is expected to provide trading opportunities for all of the Board of Trades contracts plus additional products in an open access environment. The customers will evaluate how they wish to execute their trades, what system they wish to use. Our goal is to keep the business at the Board of Trade by providing the best of both markets. This is simply another phase in the Board of Trade's tradition of industry leadership. It positions the Board of Trade has leaders no matter what direction the risk management industry may take.

Where are we now in the restructuring process? The members will vote in late June on the first step of the process. Let me emphasize that. The first step of the process in late June. This is really a technical step. Today the Chicago Board of Trade is an Illinois corporation under created by special charter of the State of Illinois. The first step will move the Board of Trade from Illinois to Delaware and create it as a non-profit Delaware corporation. The second faze creating the two complete companies spinning them off creating them for profit will be voted on later this year. The membership is constantly being updated on the initiative we had a floor meeting last Thursday, there are meetings with FCM organizations and groups many of your colleges and associates both in New York and Chicago. There will be meetings with various pit committees and members and interest groups such as AM's and lessors. We will continue to do all that we can to ensure that there is a full understanding of the restructuring proposal because we are convinced that is what is necessary to move the Board of Trade forward. What are the long term benefits and strengthens. As I indicated earlier it would allow the Board of Trade to become a quick business decision-making organization. They could better anticipate and address the competitive pressures. It will be easier to arrange strategic alliances. It will enable the organizations to earn and raise capital to invest in technology and develop new business and revenues. Whether it is business to business, e-commerce over the counter franchising capabilities all of these things will be available to the new Board of Trade in a quick responsive environment.

My role in this process is to one to continue to assist in running the Board of Trade. Every day we run really two markets an open out cry and Project A. We are moving forward to complete the development and launch of the Eurex system. I will move forward to help implement the restructuring and provide the opportunities for current staff to work in these new organizations. We are beginning the second phase of the development of a business plan for the organizations and will involve our staff in that activity. Let me conclude my remarks by observing again that Chicago Board of Trade has a long and rich history. It has a tremendous worldwide brand name. It has reinvented itself many times over the last 152 years to survive. It went through the challenges of the depressions it traded stocks and bonds in the 30's and 40's. It began trading financial products 15-20 years ago and many of you are familiar with the activities of the last 15 years. I have witnessed this changed as an outside observer and now I am living it as the Interim President. From either vantagepoint, the message is clear: The Board of Trade must act now! We know that the 152-year-old structure no longer serves the best interest of our customers. Our restructuring plan provides the customers with the best of both worlds - open outcry, electronic, enhancements in the open outcry, business opportunities for the electronic and it will permit our share holders, our members today, our shareholders tomorrow to reap the benefits of both organizations. And while technology continues to challenge our industry I assure you the Board of Trade is prepared to lead the global marketplace for the next 150 years. In whatever trading venue, with whatever enhancements the customer chooses with maximum efficiency.

On a personal note, I am honored to have the opportunity to take part in this portion of the Chicago Board of Trade's great institutional history.

I thank you for having me today. And I am prepared to take any questions you might have.

We urge CBOT members and membership interest holders to read the Registration Statement on Form S-4, including the proxy statement/prospectus contained within the Registration Statement, regarding the CBOT restructuring referred to herein or in connection herewith, when it becomes available, as well as the other documents that the CBOT has filed or will file with the Securities and Exchange Commission, because they contain or will contain important information. CBOT members and membership interest holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the CBOT at the Commission's web site at www.sec.gov, or from the CBOT by directing such request in writing or by telephone to: Board of Trade of the City of Chicago, Inc., 141 W. Jackson Blvd., Chicago, Illinois 60604-2994, Attention:
Office of the Secretary, Telephone: (312) 435-3605, Facsimile: (312) 347-3827. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made by means of a prospectus meeting the requirements of
Section 10 of the Securities Act of 1933, as amended.

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